UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Joe & The Juice Holding A/S

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Denmark

(Jurisdiction of Subject Company’s Incorporation or Organization)

Joe & The Juice Holding A/S

(Name of Person(s) Furnishing Form)

Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Thomas Noroxe

Chief of Staff / Head of Corporate Development

Joe & The Juice Holding A/S

Ostergade 26A 3.

DK-1100 Copenhagen

Denmark

Telephone: +45 53 53 39 39

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

and

Jan Jensen	David Johansen
White & Case Advokat AB	White & Case LLP
Biblioteksgatan 12 SE-114 85 Stockholm	1221 Avenue of the Americas
Sweden	New York, NY 10020
Telephone: +46 8 506 323 00	Telephone: (212) 819 8200

January 20, 2021

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description

1.1	Email to shareholders

1.2	Transcript of capital increase registered with the Danish Business Authority

1.3	Minutes of the extraordinary general meeting,

1.4	Legend

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 801 under the U.S. Securities Act of 1933, as amended, is included in Exhibit 1.1 hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consents and powers of attorney on Form F-X are being filed concurrently with the Securities and Exchange Commission on January 20, 2021.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Joe & The Juice Holding A/S

By:	/s/ Thomas Noroxe
Name	Thomas Noroxe
Title: Chief of Staff / Head of Corporate Development
Date: February 25, 2021

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